UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO-I
(Amendment No. 5)
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
RF Micro Devices, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, No Par Value
(Title of Class of Securities)
749941100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Robert A. Bruggeworth
President and Chief Executive Officer
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409
(336) 664-1233
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
Copy to:
Ross H. Parr
Womble Carlyle Sandridge & Rice, PLLC
3500 One Wachovia Center
301 South College Street
Charlotte, North Carolina 28202-6037
(704) 331-4925

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee*
$19,980,835.28	$1,114.93

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 11,919,403 shares of common stock of RF Micro Devices, Inc. having an aggregate value of $19,980,835.28 as of July 2, 2009, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the use of a binomial valuation model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,114.93
Form or Registration No.:	Schedule TO-I
Filing Party:	RF Micro Devices, Inc.
Date Filed:	July 10, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE
This Amendment No. 5 to Tender Offer Statement on Schedule TO-I discloses the results of the offer by RF Micro Devices, Inc., a North Carolina corporation (“RFMD”) to certain employees to exchange some or all of their outstanding stock options to purchase shares of RFMD common stock, no par value (the “Common Stock”) that: (i) have been granted under the 1997 Key Employees’ Stock Option Plan, the 1999 Stock Incentive Plan, the 2003 Stock Incentive Plan, as amended (the “2003 Plan”), the RF Nitro Communications, Inc. 2001 Stock Incentive Plan, the Resonext Communications, Inc. 1999 Stock Plan and the Sirenza Microdevices, Inc. Amended and Restated 1998 Stock Plan (collectively and as amended, the “Option Plans”), (ii) have an option price not less than the greater of $5.00 or the 52-week closing stock price high of the Common Stock as of July 10, 2009; and (iii) are outstanding as of 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009 (as such date and time may be extended in RFMD’s discretion) (the “Eligible Options”) for options for a lesser number of shares (the “New Options”) with an exercise price equal to the closing sales price of the Common Stock as reported on the NASDAQ Global Select Market on the trading date immediately preceding the date that New Options are granted (the “Option Exchange Program”). All New Options issued upon completion of the Option Exchange Program and in accordance with the terms of the Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated July 10, 2009 and as amended from time to time (the “Offer to Exchange”) and the related documents filed herewith, as such may be amended from time to time (the “Disclosure Documents”), will be granted under the 2003 Plan and shares subject to Eligible Options that become available under the Option Plans due to cancellations or forfeitures will be issuable under the 2003 Plan in accordance with its terms and the terms of the applicable option agreement. RFMD’s current Chief Executive Officer, current Chief Financial Officer and its three next most highly compensated executive officers, members of the Board of Directors, consultants, and former and retired employees will not be eligible to participate in the Option Exchange Program. All other employees with Eligible Options generally will be eligible to participate and are collectively referred to as the “Eligible Employees.”
The information in the Offer to Exchange, as amended, including all schedules, annexes and exhibits and the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO-I.
Item 4. Terms of the Transaction.
     The opportunity to participate in the Option Exchange Program (the “Offer”) expired at 9:00 A.M. Eastern Daylight Time on Friday, August 7, 2009. Pursuant to the Offer, as of August 7, 2009, the Company accepted for cancellation Eligible Options to purchase an aggregate of 1,844,830 shares of the Company’s Common Stock. On August 7, 2009, the Company granted New Options to purchase an aggregate of 922,337 shares of the Company’s Common Stock to all Eligible Employees who tendered Eligible Options that were accepted by the Company, with an exercise price of $4.86 per share, in exchange for the Eligible Employees’ tendered and cancelled Eligible Options. Each Eligible Employee who elected to participate in the Option Exchange Program will receive a letter from the Company substantially in the form of Exhibit (a)(1)(xii), as filed with the Securities and Exchange Commission on July 10, 2009.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated July 10, 2009.* +

(a)(1)(ii)	Form of E-mail Communication to U.S. Eligible Employees of RF Micro Devices, Inc., dated July 10, 2009.*

(a)(1)(iii)	Form of E-mail Communication to Non-U.S. Eligible Employees of RF Micro Devices, Inc., dated July 10, 2009.*

(a)(1)(iv)	Form of Mail Communication to U.S. Eligible Employees of RF Micro Devices, Inc., dated July 10, 2009. *

(a)(1)(v)	Form of Mail Communication to Non-U.S. Eligible Employees of RF Micro Devices, Inc., dated July 10, 2009.*

(a)(1)(vi)	Communication to Managers of RF Micro Devices, Inc. dated July 10, 2009.*

(a)(1)(vii)	Letter of Transmittal.*

(a)(1)(viii)	Election Form (Paper Form).*

(a)(1)(ix)	Form of Communication to Eligible Employees Participating in the Option Exchange Program Confirming Receipt of Election Form (Paper Form).*

Exhibit No.	Description

(a)(1)(x)	Notice of Withdrawal.*

(a)(1)(xi)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal.*

(a)(1)(xii)	Form of Rights Letter to Eligible Employees Participating in the Option Exchange Program.*

(a)(1)(xiii)	Form of Communication to Eligible Employees Rejecting the Election Form under the Option Exchange Program.*

(a)(1)(xiv)	Screen shots of Option Exchange Program website.*

(a)(1)(xv)	Form of Option Agreement for Non-Senior Officer Employees.*

(a)(1)(xvi)	Form of Option Agreement for Non-U.S. Employees (Denmark, Germany, Sweden and Taiwan).*

(a)(1)(xvii)	Form of Option Agreement for Non-U.S. Employees (China).*

(a)(1)(xviii)	Form of Option Agreement for Non-U.S. Employees (France).*

(a)(1)(xix)	Form of Option Agreement for Non-U.S. Employees (Japan).*

(a)(1)(xx)	Form of Option Agreement for Non-U.S. Employees (Korea).*

(a)(1)(xxi)	Form of Option Agreement for Non-U.S. Employees (United Kingdom).*

(a)(1)(xxii)	Form of Option Agreement for Senior Officer Employees.*

(a)(1)(xxiii)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Option Exchange Program.*

(a)(1)(xxiv)	Internal communication sent by Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., to inform Eligible Employees that the Option Exchange Program was approved by shareholders at RFMD’s Annual Meeting of Shareholders on July 29, 2009.**

(a)(1)(xxv)	Press release, dated July 29, 2009.**

(a)(1)(xxvi)	Schedule A to Offer to Exchange, as amended to reflect the retrospective application of Financial Accounting Standards Board Staff Position Accounting Principles Board No. 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). ***

(a)(1)(xxvii)	RF Micro Devices, Inc. Annual Report on Form 10-K for the period ended March 28, 2009, as filed with the Securities and Exchange Commission on May 27, 2009 and incorporated herein by reference.

(a)(1)(xxviii)	RF Micro Devices, Inc. Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 31, 2009 and incorporated herein by reference.

(a)(1)(xxix)	RF Micro Devices, Inc. 2009 Notice of Annual Meeting of Shareholders and Definitive Proxy Statement filed on Schedule 14A, as filed with the Securities and Exchange Commission on June 18, 2009 and incorporated herein by reference.

(a)(1)(xxx)	Internal employee memorandum from Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., dated June 9, 2009.****

(a)(1)(xxxi)	Internal manager memorandum from William A. Priddy, Jr., Chief Financial Officer and Corporate Vice President of Administration of RF Micro Devices, Inc., dated June 9, 2009.****

(a)(1)(xxxii)	Internal employee memorandum from Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., dated June 26, 2009.*****

(a)(1)(xxxiii)	Employee Frequently Asked Questions, dated June 26, 2009.*****

(a)(1)(xxxiv)	Screen shots of Treasury section of SharePoint.*****

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

Exhibit No.	Description

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	RF Micro Devices, Inc. 2003 Stock Incentive Plan, as amended, incorporated by reference to Appendix A to RF Micro Devices, Inc.’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on June 18, 2009.

(d)(2)	RF Micro Devices, Inc. 1999 Stock Incentive Plan, incorporated by reference to Exhibit 10.5 to RF Micro Devices, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended December 25, 1999, as filed with the Securities and Exchange Commission on February 8, 2000.

(d)(3)	RF Micro Devices, Inc. 1997 Key Employee’s Stock Option Plan, incorporated by reference to Exhibit 10.4 to RF Micro Devices, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended December 25, 1999, as filed with the Securities and Exchange Commission on February 8, 2000.

(d)(4)	Resonext Communications, Inc. 1999 Stock Plan (as amended and restated effective December 19, 2002), incorporated by reference to Exhibit 99 to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-102048), as filed with the Securities and Exchange Commission on December 20, 2002.

(d)(5)	RF Nitro Communications, Inc. 2001 Stock Incentive Plan (as amended and restated effective October 23, 2001), incorporated by reference to Exhibit 99 to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-74230), as filed with the Securities and Exchange Commission on November 30, 2001.

(d)(6)	Sirenza Microdevices, Inc. Amended and Restated 1998 Stock Plan, as Assumed by RF Micro Devices, Inc. and Amended and Restated Effective November 13, 2007, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-147432), as filed with the Securities and Exchange Commission on November 15, 2007.

(d)(7)	Description of Capital Stock, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A (File No. 000-22511), as filed with the Securities and Exchange Commission on May 2, 1997.

(d)(8)	Description of Preferred Share Purchase Rights resulting from the Rights Agreement, dated August 10, 2001, between RF Micro Devices, Inc. and First Union National Bank, as Rights Agent, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A (File No. 000-22511), as filed with the Securities and Exchange Commission on
August 14, 2001.

(d)(9)	Amended Description of Preferred Share Purchase Rights, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A/A (File No. 000-22511), as filed with the Securities and Exchange Commission on August 1, 2003.

(d)(10)	Rights Agreement, dated August 10, 2001, between RF Micro Devices, Inc. and First Union National Bank, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A, the Form of Summary of Rights to Purchase Preferred Stock as Exhibit B and the Form of Articles of Amendment setting forth the terms of the Series A Junior Participating Preferred Stock as Exhibit C, incorporated herein by reference to Exhibit 4.1 to RF Micro Devices, Inc.’s Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 14, 2001.

(d)(11)	First Amendment to Rights Agreement, dated as of July 22, 2003, between RF Micro Devices, Inc., and First Union National Bank, as Rights Agent, incorporated by reference to Exhibit 4.2 to RF Micro Devices, Inc.’s Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 1, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I, filed with the Securities and Exchange Commission on July 10, 2009, as amended by Amendment No. 1 to Schedule TO-I filed with the Securities and Exchange Commission on July 22, 2009, and as

further amended by Amendment No. 2 to Schedule TO-I filed with the Securities and Exchange Commission on July 23, 2009, and as further amended by Amendment No. 3 to Schedule TO-I filed with the Securities and Exchange Commission on July 29, 2009, and as further amended by Amendment No. 4 to Schedule TO-I filed with the Securities and Exchange Commission on July 31, 2009 and incorporated herein by reference.

**	Previously filed on Amendment No. 3 to Schedule TO-I, filed with the Securities and Exchange Commission on July 29, 2009 and incorporated herein by reference.

***	Previously filed on Amendment No. 4 to Schedule TO-I, filed with the Securities and Exchange Commission on July 31, 2009 and incorporated herein by reference.

****	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on June 9, 2009 and incorporated herein by reference.

*****	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on June 26, 2009 and incorporated herein by reference.

+	Schedule A, which was originally included as part of the Offer to Exchange filed as Exhibit (a)(1)(i) of the Schedule TO-I filed with the Securities and Exchange Commission on July 10, 2009, was amended to reflect the retrospective application of FSP APB 14-1 and was filed as Exhibit (a)(1)(xxvi) to Amendment No. 4 to Schedule TO-I filed with the Securities and Exchange Commission on July 31, 2009.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RF Micro Devices, Inc.

By: /s/ William A. Priddy, Jr.

Name: William A. Priddy, Jr.
Title: Chief Financial Officer, Corporate Vice President of Administration and Secretary
Date: August 7, 2009

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(i)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated July 10, 2009.* +

(a)(1)(ii)	Form of E-mail Communication to U.S. Eligible Employees of RF Micro Devices, Inc., dated July 10, 2009.*

(a)(1)(iii)	Form of E-mail Communication to Non-U.S. Eligible Employees of RF Micro Devices, Inc., dated July 10, 2009.*

(a)(1)(iv)	Form of Mail Communication to U.S. Eligible Employees of RF Micro Devices, Inc., dated July 10, 2009.*

(a)(1)(v)	Form of Mail Communication to Non-U.S. Eligible Employees of RF Micro Devices, Inc., dated July 10, 2009.*

(a)(1)(vi)	Communication to Managers of RF Micro Devices, Inc. dated July 10, 2009.*

(a)(1)(vii)	Letter of Transmittal.*

(a)(1)(viii)	Election Form (Paper Form).*

(a)(1)(ix)	Form of Communication to Eligible Employees Participating in the Option Exchange Program Confirming Receipt of Election Form (Paper Form).*

(a)(1)(x)	Notice of Withdrawal.*

(a)(1)(xi)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal.*

(a)(1)(xii)	Form of Rights Letter to Eligible Employees Participating in the Option Exchange Program.*

(a)(1)(xiii)	Form of Communication to Eligible Employees Rejecting the Election Form under the Option Exchange Program.*

(a)(1)(xiv)	Screen shots of Option Exchange Program website.*

(a)(1)(xv)	Form of Option Agreement for Non-Senior Officer Employees.*

(a)(1)(xvi)	Form of Option Agreement for Non-U.S. Employees (Denmark, Germany, Sweden and Taiwan).*

(a)(1)(xvii)	Form of Option Agreement for Non-U.S. Employees (China).*

(a)(1)(xviii)	Form of Option Agreement for Non-U.S. Employees (France).*

(a)(1)(xix)	Form of Option Agreement for Non-U.S. Employees (Japan).*

(a)(1)(xx)	Form of Option Agreement for Non-U.S. Employees (Korea).*

(a)(1)(xxi)	Form of Option Agreement for Non-U.S. Employees (United Kingdom).*

(a)(1)(xxii)	Form of Option Agreement for Senior Officer Employees.*

(a)(1)(xxiii)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Option Exchange Program.*

(a)(1)(xxiv)	Internal communication sent by Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., to inform Eligible Employees that the Option Exchange Program was approved by shareholders at RFMD’s Annual Meeting of Shareholders on July 29, 2009.**

(a)(1)(xxv)	Press release, dated July 29, 2009.**

(a)(1)(xxvi)	Schedule A to Offer to Exchange, as amended to reflect the retrospective application of FSP APB 14-1. ***

(a)(1)(xxvii)	RF Micro Devices, Inc. Annual Report on Form 10-K for the period ended March 28, 2009, as filed with the Securities and Exchange Commission on May 27, 2009 and incorporated herein by reference.

(a)(1)(xxviii)	RF Micro Devices, Inc. Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 31, 2009 and incorporated herein by reference.

Exhibit No.	Description

(a)(1)(xxix)	RF Micro Devices, Inc. 2009 Notice of Annual Meeting of Shareholders and Definitive Proxy Statement filed on Schedule 14A, as filed with the Securities and Exchange Commission on June 18, 2009 and incorporated herein by reference.

(a)(1)(xxx)	Internal employee memorandum from Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., dated June 9, 2009.****

(a)(1)(xxxi)	Internal manager memorandum from William A. Priddy, Jr., Chief Financial Officer and Corporate Vice President of Administration of RF Micro Devices, Inc., dated June 9, 2009.****

(a)(1)(xxxii)	Internal employee memorandum from Robert A. Bruggeworth, President and Chief Executive Officer of RF Micro Devices, Inc., dated June 26, 2009.*****

(a)(1)(xxxiii)	Employee Frequently Asked Questions, dated June 26, 2009.*****

(a)(1)(xxxiv)	Screen shots of Treasury section of SharePoint.*****

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	RF Micro Devices, Inc. 2003 Stock Incentive Plan, as amended, incorporated by reference to Appendix A to RF Micro Devices, Inc.’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on June 18, 2009.

(d)(2)	RF Micro Devices, Inc. 1999 Stock Incentive Plan, incorporated by reference to Exhibit 10.5 to RF Micro Devices, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended December 25, 1999, as filed with the Securities and Exchange Commission on February 8, 2000.

(d)(3)	RF Micro Devices, Inc. 1997 Key Employee’s Stock Option Plan, incorporated by reference to Exhibit 10.4 to RF Micro Devices, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended December 25, 1999, as filed with the Securities and Exchange Commission on February 8, 2000.

(d)(4)	Resonext Communications, Inc. 1999 Stock Plan (as amended and restated effective December 19, 2002), incorporated by reference to Exhibit 99 to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-102048), as filed with the Securities and Exchange Commission on December 20, 2002.

(d)(5)	RF Nitro Communications, Inc. 2001 Stock Incentive Plan (as amended and restated effective October 23, 2001), incorporated by reference to Exhibit 99 to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-74230), as filed with the Securities and Exchange Commission on November 30, 2001.

(d)(6)	Sirenza Microdevices, Inc. Amended and Restated 1998 Stock Plan, as Assumed by RF Micro Devices, Inc. and Amended and Restated Effective November 13, 2007, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form S-8 (File No. 333-147432), as filed with the Securities and Exchange Commission on November 15, 2007.

(d)(7)	Description of Capital Stock, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A (File No. 000-22511), as filed with the Securities and Exchange Commission on May 2, 1997.

(d)(8)	Description of Preferred Share Purchase Rights resulting from the Rights Agreement, dated August 10, 2001, between RF Micro Devices, Inc. and First Union National Bank, as Rights Agent, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A (File No. 000-22511), as filed with the Securities and Exchange Commission on August 14, 2001.

(d)(9)	Amended Description of Preferred Share Purchase Rights, incorporated by reference to RF Micro Devices, Inc.’s Registration Statement on Form 8-A/A (File No. 000-22511), as filed with the

Exhibit No.	Description

Securities and Exchange Commission on August 1, 2003.

(d)(10)	Rights Agreement, dated August 10, 2001, between RF Micro Devices, Inc. and First Union National Bank, as Rights Agent, which includes the Form of Rights Certificate as Exhibit A, the Form of Summary of Rights to Purchase Preferred Stock as Exhibit B and the Form of Articles of Amendment setting forth the terms of the Series A Junior Participating Preferred Stock as Exhibit C, incorporated herein by reference to Exhibit 4.1 to RF Micro Devices, Inc.’s Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 14, 2001.

(d)(11)	First Amendment to Rights Agreement, dated as of July 22, 2003, between RF Micro Devices, Inc., and First Union National Bank, as Rights Agent, incorporated by reference to Exhibit 4.2 to RF Micro Devices, Inc.’s Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 1, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO-I, filed with the Securities and Exchange Commission on July 10, 2009, as amended by Amendment No. 1 to Schedule TO-I filed with the Securities and Exchange Commission on July 22, 2009, and as further amended by Amendment No. 2 to Schedule TO-I filed with the Securities and Exchange Commission on July 23, 2009, and as further amended by Amendment No. 3 to Schedule TO-I filed with the Securities and Exchange Commission on July 29, 2009, and as further amended by Amendment No. 4 to Schedule TO-I filed with the Securities and Exchange Commission on July 31, 2009 and incorporated herein by reference.

**	Previously filed on Amendment No. 3 to Schedule TO-I, filed with the Securities and Exchange Commission on July 29, 2009 and incorporated herein by reference.

***	Previously filed on Amendment No. 4 to Schedule TO-I, filed with the Securities and Exchange Commission on July 31, 2009 and incorporated herein by reference.

****	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on June 9, 2009 and incorporated herein by reference.

*****	Previously filed with the Preliminary Communications on Schedule TO-C, filed with the Securities and Exchange Commission on June 26, 2009 and incorporated herein by reference.

+	Schedule A, which was originally included as part of the Offer to Exchange filed as Exhibit (a)(1)(i) of the Schedule TO-I filed with the Securities and Exchange Commission on July 10, 2009, was amended to reflect the retrospective application of FSP APB 14-1 and was filed as Exhibit (a)(1)(xxvi) to Amendment No. 4 to Schedule TO-I filed with the Securities and Exchange Commission on July 31, 2009.